Exhibit m 2

DISTRIBUTION AND SERVICE PLAN FOR SERVICE 2 CLASS SHARES OF

MAINSTAY VP FUNDS TRUST PURSUANT TO RULE 12b-1

WHEREAS, MainStay VP Funds Trust (the “Trust”) is registered under the Investment Trust Act of 1940, as amended (the “Act”).

WHEREAS, the Trust issues and sells shares of its portfolios to separate accounts of life insurance companies (“Insurers”) to serve as investment vehicles for variable annuities and/or variable life contracts issued by such Insurers (“Variable Contracts”) and may issue and sell shares of its portfolios to such other persons who may purchase such shares under Treasury Regulation §1.817-5, which may include, among others, qualified pension and retirement plans (“Qualified Plans”);

WHEREAS, shares of beneficial interest of each portfolio as set forth in the Trust’s prospectus (each a “Portfolio,” collectively, the “Portfolios”), are divided into separate classes of shares, designated Initial Class shares, Service Class shares and Service 2 Class shares;

WHEREAS, the Board of Trustees of the Trust has determined that there is reasonable likelihood that the adoption of this Distribution and Service Plan (“Plan”) with respect to Service 2 Class shares of the Portfolios will benefit the Trust, such Portfolios and their respective shareholders (for purposes of the Plan, shareholders include beneficial owners of shares, such as owners of Variable Contracts and Qualified Plans).

WHEREAS, the Trust has entered into a Distribution and Service Agreement with NYLIFE Distributors LLC (the “Distributor”), pursuant to which the Distributor furnishes certain distribution and shareholder services with respect to Service 2 Class shares of each Portfolio; and

NOW, THEREFORE, the Trust hereby adopts the Plan with respect to the Service 2 Class shares of each Portfolio, and the Distributor hereby agrees to the terms of the Plan, in accordance with Rule 12b-l under the Act, on the following terms and conditions:

1. With respect to the Service 2 Class shares of each Portfolio, the Trust shall pay to the Distributor, as the distributor of the Service 2 Class shares of such Portfolio, a distribution or service fee at the rate of 0.25% on an annualized basis of the average daily net assets of the Portfolio’s Service 2 Class shares. Such fee shall be calculated and accrued daily and paid monthly or at such intervals as the Board of Trustees shall determine, subject to any applicable restriction imposed by rules of the Financial Industry Regulatory Authority, Inc.

2. The amount set forth in paragraph 1 of this Plan may be retained by the Distributor or used by the Distributor to pay securities dealers and other financial institutions and organizations (a) for servicing shareholder accounts, including retention or payment of a continuing fee which may accrue immediately after the sale of shares; and (b) for services in connection with any activities or expenses primarily intended to result in the sale of the Service 2 Class shares of the Portfolios, including, but not limited to, retention or payment of compensation, including incentive compensation, to provide or obtain various distribution-related and/or administrative services for the Service 2 Class shares. These services may include, among other things, processing new Variable Contract account applications, preparing and transmitting to the Portfolio’s service provider computer processable tapes of all transactions by owners of Variable Contracts and Qualified Plans and serving as the primary source of information to owners of Variable Contracts and Qualified Plans in answering questions concerning the Service 2 Class shares and their transactions with the Service 2 Class shares. The Distributor is also authorized to engage in advertising, the preparation and distribution of sales literature, training and educating agents, and other promotional activities on behalf of the Service 2 Class shares of the Portfolios. In addition, this Plan hereby authorizes payment by the Service 2 Class shares of the cost of preparing, printing and distributing Service 2 Class Prospectuses and Statements of Additional Information to prospective owners of Variable Contracts and Qualified Plans and of implementing and operating the Plan. Distribution expenses also include an allocation of overhead of the Distributor and accruals for interest on the amount of distribution expenses that exceed distribution fees and contingent deferred sales charges, if any, received by the Distributor. Such amounts shall be compensation to the Distributor for such services without regard to the Distributor’s actual expenses for rendering such services, which may be less than or greater than the amounts paid to the Distributor as compensation hereunder.

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3. This Plan (and any related agreement) shall not take effect until it has been approved by votes of a majority of both (a) the Trust’s Board of Trustees and (b) those Trustees of the Trust who are not “interested persons” of the Trust (as defined in the 1940 Act) and who have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the “Rule 12b-l Trustees”), cast in person at a meeting (or meetings) called for the purpose of voting on this Plan and such related agreements.

4. The Plan shall continue in full force and effect as to the Service 2 Class shares of each Portfolio for so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in paragraph 3 hereof.

5. The Distributor shall provide to the Trustees and the Trustees shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

6. This Plan may be terminated as to a Portfolio at any time, without payment of any penalty, by vote of a majority of the Rule 12b-l Trustees or by a vote of a majority of the outstanding voting securities of Service 2 Class shares of the Portfolio on not more than 30 days’ written notice to any other party to the Plan.

7. This Plan may not be amended to increase materially the amount of the compensation provided herein unless such amendment is approved by at least a majority of the outstanding voting securities (as defined in the Act) of the Service 2 Class shares of such Portfolio, and no material amendment to the Plan shall be made unless approved in the manner provided for approval and annual renewal in paragraph 3 hereof.

8. While this Plan is in effect, the Trust shall comply at all times with the Fund governance rules set forth in Rule 0-1(a)(7) under the Act that are in effect.

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9. The Trust shall preserve copies of this Plan and any related agreements and all reports made pursuant to paragraph 6 hereof, for a period of not less than six years from the date of this Plan, any such agreement or any such report, as the case may be, the first two years in an easily accessible place.

10. The Board and the shareholders of each Portfolio shall not be liable for any obligations of the Trust or the Portfolio under this Plan; and Distributors or any person, in asserting any rights or claims under this Plan, shall look only to the assets and property of the Trust or the respective Portfolio in settlement of such right or claim, and not to such Trustees or shareholders.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the 1st day of May, 2016.

MainStay VP Funds Trust

By: /s/ Stephen P. Fisher
Name: Stephen P. Fisher
Title: President

NYLIFE Distributors LLC

By: /s/ Brian D. Wickwire
Name: Brian D. Wickwire
Title: Chief Operating Officer

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